Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022

Condensed Consolidated Interim Statements of Financial Position
At March 31, 2023 and December 31, 2022
(Expressed in thousands of United States dollars)

	Note	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$284,907	$200,769
Marketable securities	3	133,908	36,867
Trade and other receivables		78,201	76,103
Inventories	4	308,990	265,105
Derivative assets	9(a)	20,684	36,218
Prepaid expenses and other current assets		32,658	40,033
		859,348	655,095
Non-current assets
Restricted cash		13,980	14,511
Inventories	4	145,103	148,141
Mineral properties, plant and equipment	5	2,939,766	2,840,499
Investments in associates	6	30,746	150,834
Other non-current assets	7	40,010	47,317
Total assets		$4,028,953	$3,856,397

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$213,577	$239,808
Derivative liabilities	9(b)	9,136	1,899
Other current liabilities		38,006	30,017
		260,719	271,724
Non-current liabilities
Loans and borrowings	8	832,681	828,024
Reclamation and closure cost provisions		97,679	95,514
Derivative liabilities	9(b)	10,248	8,806
Deferred income tax liabilities	2(b)	249,431	262,022
Deferred revenue	10	139,524	—
Other non-current liabilities	11	52,244	38,527
Total liabilities		1,642,526	1,504,617
Shareholders’ equity
Common shares	12(a)	2,056,746	2,035,974
Reserves		40,437	41,620
Accumulated other comprehensive loss		(47,824)	(52,076)
Retained earnings	2(b)	337,068	326,262
Total equity		2,386,427	2,351,780
Total liabilities and equity		$4,028,953	$3,856,397
Contingencies (note 9(b)(iii))
Subsequent events (notes 9(b)(i) and 12(b))
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three months ended March 31, 2023 and 2022
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2023	2022
Revenue		$234,090	$223,161
Cost of sales
Operating expense	13	(172,191)	(152,350)
Depreciation and depletion		(47,438)	(42,316)
		(219,629)	(194,666)
Income from mine operations		14,461	28,495
Care and maintenance expense		(1,107)	(407)
Exploration expense		(1,776)	(3,188)
General and administration expense	14	(9,943)	(11,830)
Income from operations		1,635	13,070
Finance expense		(12,692)	(9,421)
Finance income		2,959	809
Share of net loss of associates	6	(15,982)	(1,580)
Other income (expense)	15	31,861	(18,998)
Income (loss) before taxes		7,781	(16,120)
Income tax recovery (expense)		9,622	(3,659)
Net income (loss)		$17,403	$(19,779)

Net income (loss) per share
Basic	16	$0.06	$(0.07)
Diluted	16	$0.05	$(0.07)
Weighted average shares outstanding
Basic	16	311,563,097	302,227,870
Diluted	16	341,615,126	302,227,870
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2023 and 2022
(Expressed in thousands of United States dollars)

	Note	2023	2022
Net income (loss)		$17,403	$(19,779)
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		(1,327)	6,480
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	3(c)	(1,093)	(63,285)
Income tax recovery relating to change in fair value of marketable securities and other investments in equity instruments		75	8,543
		(2,345)	(48,262)
Total comprehensive income (loss)		$15,058	$(68,041)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2023 and 2022
(Expressed in thousands of United States dollars)

	Note	2023	2022
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$17,403	$(19,779)
Adjustments for:
Depreciation and depletion		47,523	42,605
Finance expense		12,692	9,421
Change in fair value of derivatives	15	(8,843)	9,196
Settlements of derivatives	9(a)(ii),(b)(i)	5,903	(12,172)
Unrealized foreign exchange loss		2,843	14,171
Loss on disposals and write-downs of assets	15	99	410
Income tax (recovery) expense		(9,622)	3,659
Income taxes paid		(1,462)	(6,149)
Net gain on sale of partial interest and reclassification of investment in i-80 Gold	15	(34,467)	—
Share of net loss of associates	6	15,982	1,580
Net proceeds from gold sale prepay arrangement	10	139,524	—
Other		7,790	(9,482)
Operating cash flow before changes in non-cash working capital		195,365	33,460
Changes in non-cash working capital	18	(51,969)	(49,814)
		143,396	(16,354)
Investing activities
Expenditures on mineral properties, plant and equipment		(127,904)	(123,880)
Purchase of marketable securities	9(a)(i)	(6,697)	—
Proceeds from disposition of marketable securities	3(a)	53,359	—
Net proceeds from sale of partial interest in i-80 Gold	6(a)	22,916	—
Other		1,553	(941)
		(56,773)	(124,821)
Financing activities
Draw down on revolving credit facility	8(a)	126,667	—
Repayment of loans and borrowings	8	(127,000)	(6,667)
Interest paid	8	(14,257)	(5,422)
Lease payments		(8,526)	(5,515)
Net proceeds from issuance of shares	12(a)	16,593	—
Proceeds from exercise of warrants and stock options	12(a)	1,154	10,002
Net proceeds from other financing activities		3,830	—
Transaction costs and other		(1,936)	—
		(3,475)	(7,602)
Effect of foreign exchange on cash and cash equivalents		990	4,489
Increase (decrease) in cash and cash equivalents		84,138	(144,288)
Cash and cash equivalents – beginning of period		200,769	310,073
Cash and cash equivalents – end of period		284,907	165,785
Cash and cash equivalents classified as held for sale		—	(14,614)
Cash and cash equivalents, excluding amounts classified as held for sale – end of period		$284,907	$151,171
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2023 and 2022
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive (loss) income	Retained earnings	Total
Balance – December 31, 2022 (as previously reported)		307,365,588	$2,035,974	$41,620	$(52,076)	$327,566	$2,353,084
Adjustment on initial application of IAS 12 amendments	2(b)	—	—	—	—	(1,304)	(1,304)
Adjusted balance – December 31, 2022	2(b)	307,365,588	2,035,974	41,620	(52,076)	326,262	2,351,780
Shares issued in public offerings	12(a)	4,369,615	16,936	—	—	—	16,936
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	12(a)	584,396	4,179	(3,026)	—	—	1,153
Share-based compensation		—	—	1,843	—	—	1,843
Share issue costs	12(a)	—	(343)	—	—	—	(343)
Disposition of marketable securities	3(a)	—	—	—	6,597	(6,597)	—
Net income and total comprehensive income		—	—	—	(2,345)	17,403	15,058
Balance – March 31, 2023		312,319,599	$2,056,746	$40,437	$(47,824)	$337,068	$2,386,427

Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Adjustment on initial application of IAS 12 amendments	2(b)	—	—	—	—	(1,304)	(1,304)
Balance – January 1, 2022	2(b)	301,324,604	2,006,777	47,038	84,939	445,287	2,584,041
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	12(a)	1,898,750	16,869	(6,266)	—	—	10,603
Share-based compensation		—	—	1,164	—	—	1,164
Net loss and total comprehensive loss		—	—	—	(48,262)	(19,779)	(68,041)
Balance – March 31, 2022		303,223,354	$2,023,646	$41,936	$36,677	$425,508	$2,527,767
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. Except as described in note 2(b), the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for year ended December 31, 2022.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 2, 2023.
(b)Amended IFRS standard effective January 1, 2023
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of assets and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
In accordance with the effective date and transition rules of the amendments, the Company initially applied the amendments to IAS 12 to its consolidated financial statements for the annual reporting period beginning on January 1, 2023. On initial application, the Company recognized an adjustment of $1.3 million to decrease opening retained earnings as at January 1, 2022 and recognize an additional $1.3 million of deferred income tax liabilities for taxable temporary differences associated with reclamation and closure cost provisions and the corresponding reclamation and closure cost assets for which no deferred income tax liabilities were previously recognized. There was no material impact to the Company’s net income (loss) for the three months ended March 31, 2022.
(c)Amended IFRS standard not yet effective
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c)Amended IFRS standard not yet effective (continued)
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.
The above amendments are effective for the Company’s annual reporting periods beginning on or after January 1, 2024. The impacts on the Company’s consolidated financial statements will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and include increased disclosure in respect of its compliance with related covenants.
3.    MARKETABLE SECURITIES

March 31, 2023
Balance – beginning of period	$36,867
Additions (note 9(a)(i))	31,665
Disposition(a)	(53,359)
Reclassification of investment in i-80 Gold (note 6(a))(b)	119,870
Change in fair value(c)	(1,135)
Balance – end of period	$133,908
(a)Disposition of investment in Solaris Resources Inc.
In January and March 2023, the Company sold its remaining 12.0 million common shares of Solaris Resources Inc. (“Solaris”) held for proceeds of $53.3 million (C$71.8 million). In addition, the Company transferred the cumulative loss net of tax of $6.6 million, from accumulated other comprehensive income to retained earnings.
(b)Reclassification of investment in i-80 Gold Corp.
On disposition of the Company’s partial interest in i-80 Gold Corp. (“i-80 Gold”) on March 31, 2023 (note 6(a)), the Company’s retained interest in i-80 Gold was reduced to 19.95% and reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income (“FVOCI”) with changes in fair value recognized in other comprehensive income or loss (“OCI” or “OCL”).
(c)Change in fair value
During the three months ended March 31, 2023, the Company recognized a net loss of $1.1 million on remeasurement of the fair value of its investments in marketable securities, of which a total loss of $1.2 million was recognized in OCL and a $0.1 million gain associated with marketable securities measured at fair value through profit or loss (“FVTPL”) was recognized in net income within other income.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    INVENTORIES

	March 31, 2023	December 31, 2022
Heap leach ore	$343,431	$310,663
Stockpiled ore	31,412	27,701
Work-in-process	20,152	20,315
Finished goods	5,834	5,432
Supplies	53,264	49,135
Total inventories	$454,093	$413,246

Classified and presented as:
Current	$308,990	$265,105
Non-current(1)	145,103	148,141
	$454,093	$413,246
(1)    Non-current inventories at March 31, 2023 and December 31, 2022 relate to heap leach ore at the Mesquite and Castle Mountain mines in the United States.
During the three months ended March 31, 2023, the Company recognized a decrease in the provision for obsolete and slow-moving supplies inventories of $0.1 million (2022 – increase of $2.6 million) in operating expense. At March 31, 2023, the Company’s total provision for obsolete and slow-moving supplies inventories was $14.4 million (2022 – $14.5 million).
During the three months ended March 31, 2023, the Company recognized within cost of sales $0.6 million (2022 – $7.6 million) in write-downs of inventories to net realizable value, mainly relating to work-in-process inventory at the RDM Mine in Brazil (2022 – mainly relating to heap leach ore at the Los Filos Mine in Mexico).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties(a)	Plant and equipment	Construction- in-progress(b)	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2022	$2,092,144	$820,531	$382,338	$50,797	$3,345,810
Additions(1)	31,071	39,745	83,641	—	154,457
Transfers	176	(176)	—	—	—
Disposals and write-downs	—	(2,308)	—	—	(2,308)
Change in reclamation and closure cost asset	(2,667)	—	—	—	(2,667)
Foreign currency translation	—	3	127	3	133
Balance – March 31, 2023	$2,120,724	$857,795	$466,106	$50,800	$3,495,425

Accumulated depreciation and depletion
Balance – December 31, 2022	$317,568	$187,743	$—	$—	$505,311
Depreciation and depletion	26,486	26,151	—	—	52,637
Disposals	—	(2,290)	—	—	(2,290)
Foreign currency translation	—	1	—	—	1
Balance – March 31, 2023	$344,054	$211,605	$—	$—	$555,659

Net book value
At December 31, 2022	$1,774,576	$632,788	$382,338	$50,797	$2,840,499
At March 31, 2023	$1,776,670	$646,190	$466,106	$50,800	$2,939,766
(1)Additions for the three months ended March 31, 2023 include the following non-cash additions: $22.6 million in additions to right-of-use assets included in plant and equipment, $1.6 million and $1.5 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively, and $7.3 million of borrowing costs incurred capitalized to construction-in-progress.
(a)Non-depletable mineral properties
Mineral properties at March 31, 2023 includes $435.2 million (December 31, 2022 – $434.8 million) relating to mineral properties at Los Filos and Greenstone, which are currently not subject to depletion.
(b)Construction-in-progress
During the three months ended March 31, 2023, the Company capitalized $83.6 million of costs, including capitalized borrowing costs of $7.3 million, to construction-in-progress at Greenstone.
6.    INVESTMENTS IN ASSOCIATES
At March 31, 2023, the Company’s investment in associate comprised a 34.4% interest in Sandbox Royalties Corp. (“Sandbox”) (December 31, 2022 – 25.3% interest in i-80 Gold and 34.4% interest in Sandbox).
The following table summarizes the changes in the carrying amounts of the Company’s investments in associates during the three months ended March 31, 2023:

	i-80 Gold	Sandbox	Total
Balance – December 31, 2022	$119,867	$30,967	$150,834
Dilution gain	953	—	953
Share of net loss	(15,761)	(221)	(15,982)
Sale of partial interest(a)	(20,053)	—	(20,053)
Reclassification of retained interest(a)	(85,006)	—	(85,006)
Balance – March 31, 2023	$—	$30,746	$30,746

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

6.    INVESTMENTS IN ASSOCIATES (CONTINUED)
(a)Sale of partial interest in i-80 Gold and reclassification of retained interest
On March 31, 2023 (the “Closing Date”), the Company completed the sale of a portion of its interest in i-80 Gold through a private placement sale of 11.6 million units at a price of C$2.76 per unit, with each unit consisting of one common share of i-80 Gold held by the Company and one-half of an i-80 Gold common share purchase warrant, for gross proceeds of $23.7 million (C$32.0 million). Each whole warrant entitles the holder to acquire one common share of i-80 Gold held by the Company at a price of C$3.45 per share for a period of 12 months from the Closing Date. Of the gross proceeds of $23.7 million, $20.6 million was allocated to the common shares and $3.1 million was allocated to the warrant. The amount allocated to the warrants represents the fair value of the warrants on the Closing Date.
On disposition of the 11.6 million common shares of i-80 Gold, the Company’s interest in i-80 Gold was reduced to 19.95%. As a result, the Company determined it no longer had significant influence over i-80 Gold and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained interest in i-80 Gold was reclassified from investment in associate to marketable securities measured at FVOCI (note 3(b)). The Company recognized a gain of $34.5 million, net of $0.8 million in transaction costs, in other income for the three months ended March 31, 2023 on the sale of its partial interest and the reclassification of its investment in i-80 Gold, calculated as the difference between the fair value of the retained interest of $119.9 million and proceeds from disposition of $23.7 million, and the carrying amount of the Company’s investment in i- 80 Gold on the date of disposition. The fair value of the i-80 Gold shares was determined based on the quoted market price of i-80 Gold shares.
The warrants are accounted for as derivative liabilities measured at FVTPL with changes in fair value at the end of each reporting period recognized in net income or loss (note 9(b)(ii)). The fair value of the warrants was determined using a Black-Sholes option pricing model.

7.    OTHER NON-CURRENT ASSETS

	March 31, 2023	December 31, 2022
Receivables from asset sales, net of loss allowance(a)	$17,574	$20,965
VAT receivables	13,954	18,800
Investment in Pilar Gold Inc.	2,295	2,294
Derivative assets (note 9(a))	979	525
Other	5,208	4,733
	$40,010	$47,317
(a)Receivable from Bear Creek
In March 2023, the Company and Bear Creek Mining Corporation (“Bear Creek”) entered into an amending agreement (the “Amending Agreement”) to amend the terms of the promissory note receivable from Bear Creek (the “Bear Creek Note”) received as partial consideration for the sale of the Company’s Mercedes Mine to Bear Creek in April 2022. Under the amended terms, the Company will receive monthly repayments of $0.7 million commencing on March 3, 2023 until February 28, 2024. Commencing on March 31, 2024, the Company will receive monthly repayments equal to the greater of 50% of Bear Creek’s monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, and $0.7 million. Any remaining outstanding principal and accrued interest will be due on October 21, 2024.
The amendment did not have a material impact to the carrying amount of the Bear Creek Note. At March 31, 2023, the carrying amount of the Bear Creek Note was $25.1 million, of which $16.5 million is included in other non-current assets and $8.6 million is included in trade and other receivables (December 31, 2022 – $25.3 million, of which $19.9 million is included in other non-current assets and $5.4 million is included in trade and other receivables).
Pursuant to the Amending Agreement, the Company will receive 2.8 million common shares of Bear Creek upon regulatory approval. At March 31, 2023, the Bear Creek shares receivable are accounted for as current derivative assets measured at FVTPL with a fair value of $1.4 million.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    LOANS AND BORROWINGS

	March 31, 2023	December 31, 2022
Revolving Facility(a)	$563,850	$560,788
2020 Convertible Notes(b)	132,937	132,196
2019 Convertible Notes(b)	135,894	135,040
Total loans and borrowings	$832,681	$828,024
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the three months ended March 31, 2023 and 2022 to cash flows arising from financing activities:

	2023	2022
Balance – beginning of period	$828,024	$540,682
Financing cash flows:
Draw down on revolving credit facility	126,667	—
Repayment of loans and borrowings	(127,000)	(6,667)
Interest paid	(14,257)	(5,422)
Transaction costs	(1,525)	—
Other changes:
Interest expense	16,424	7,654
Loss on modification of revolving credit facility	4,348	—
Balance – end of period	$832,681	$536,247
(a)On February 17, 2023, the Company entered into an amending agreement with the syndicate of lenders to amend certain of the financial covenants under its revolving credit facility (the “Revolving Facility”). In connection with the amendment, the interest rate margins applicable to the amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On amendment, the Company recognized a modification loss of $4.3 million in other expense to reflect the adjusted amortized cost of the Revolving Facility, calculated as the present value of the modified contractual cash flows discounted using the original weighted average effective interest rate. Transaction costs incurred relating to the amendment of $1.5 million are being amortized over the remaining term of the debt.
At March 31, 2023, there was $127.2 million undrawn on the Revolving Facility.
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone. The Revolving Facility is subject to standard conditions and covenants, including maintenance of a debt service coverage ratio, leverage ratio, minimum tangible net worth of $550 million and minimum liquidity of $50 million. At March 31, 2023, the Company was in compliance with these covenants.
(b)Convertible Notes
The 2019 and 2020 Convertible Notes, which mature in April 2024 and March 2025, respectively, are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Credit Facility. The 2019 and 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At March 31, 2023, the Company was in compliance with these covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at FVTPL as at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Solaris warrants(i)	$—	$29,154
Gold deliveries	1,309	1,157
Foreign exchange contracts(ii)	18,941	6,432
Bear Creek shares receivable (note 7(a))	1,413	—
	$21,663	$36,743

Classified and presented as:
Current	$20,684	$36,218
Non-current(1)	979	525
	$21,663	$36,743
(1)    Included in other non-current assets.
(i)Solaris warrants
The following table summarizes the change in the Solaris warrants outstanding during the three months ended March 31, 2023:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2022	7,500,000	$1.20
Exercised	(7,500,000)	1.20
Outstanding – March 31, 2023	—	$—
During the three months ended March 31, 2023, the Company exercised 7,500,000 warrants to purchase 7,500,000 common shares of Solaris at a weighted average exercise price of C$1.20 per share for total proceeds of $6.6 million. The total investment of $31.6 million, which includes the carrying value of the warrants of $25.0 million derecognized on exercise, was recognized as marketable securities measured at fair value through other comprehensive income.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris warrants during the three months ended March 31, 2023 and 2022:

	2023	2022
Balance – beginning of period	$29,154	$122,919
Exercised	(25,016)	—
Change in fair value	(4,138)	(36,324)
Balance – end of period	$—	$86,595

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(ii)Foreign exchange contracts
At March 31, 2023, in connection with the Company’s foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal (“BRL”), the Mexican Peso (“MXN”) and Canadian Dollar (“CAD”), the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$266,000	$53,000	5.21	6.17
MXN	136,500	31,000	19.63	21.68
CAD(1)	88,070	1,426	1.30	1.37
(1)    USD notional amount calculated as the CAD notional amount translated using the USD:CAD spot exchange rate at March 31, 2023.
At March 31, 2023, the Company also had in place forward contracts to purchase CAD at a USD:CAD fixed foreign exchange rate of 1.36 for a USD notional amount of $1.5 million per month to August 2023.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the three months ended March 31, 2023 and 2022:

	2023	2022
Balance – beginning of period	$4,702	$(12,061)
Settlements	(5,419)	(42)
Change in fair value	18,492	18,135
Balance – end of period	$17,775	$6,032
The fair value of the outstanding foreign exchange contracts at March 31, 2023 was a net asset of $17.8 million (2022 – net asset of $4.7 million) which was presented as follows:

	March 31, 2023	December 31, 2022
Net asset presented as:
Current derivative assets	$18,187	$6,306
Non-current derivative assets	754	126
Current derivative liabilities	(1,127)	(1,204)
Non-current derivative liabilities	(38)	(526)
	$17,776	$4,702

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Foreign exchange contracts (note 9(a)(ii))	$1,165	$1,730
Gold contracts(i)	5,446	—
i-80 Gold warrant liability(ii)	3,141	—
Equinox Gold warrant liability	283	695
Contingent consideration – Greenstone(iii)	9,349	8,280
	$19,384	$10,705

Classified and presented as:
Current	$9,136	$1,899
Non-current	10,248	8,806
	$19,384	$10,705
(i)Gold contracts
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 to March 2024. On March 24, 2023, in connection with a gold sale prepayment arrangement (note 10), the Company entered into a financial swap agreement for gold bullion whereby the Company will receive $2,170 per ounce in exchange for paying the spot price for 1,290 ounces per month beginning October 2024 to August 2026.
Additionally, in April 2023, the Company entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month beginning April 2023 through to March 2024.
These gold collar and forward contracts are not designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding gold collar and forward contracts during the three months ended March 31, 2023 and 2022:

	2023	2022
Balance – beginning of period	$—	$33,336
Change in fair value	4,962	6,771
Settlements	484	(12,214)
Balance – end of period	$5,446	$27,893

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)i-80 Gold warrant liability
On March 31, 2023, in connection with the sale of the Company’s partial interest in i-80 Gold, the Company issued 5.8 million i-80 Gold share purchase warrants to the buyer (note 6(a)). Each warrant is exercisable into one common share of i-80 Gold held by the Company at a price of C$3.45 per share until March 31, 2024. The warrants are accounted for as current derivative liabilities measured at FVTPL. The fair value of the i-80 Gold warrants at March 31, 2023 of $3.1 million was determined using the Black Scholes option pricing model with the following weighted average inputs:

March 31, 2023
Risk-free rate	4.16%
Expected life	1 year
Expected volatility	57.1%
Expected dividend	0.0%
Exercise price (C$)	$3.45
Share price (C$)	$3.29
(iii)Contingent consideration – Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone. At March 31, 2023, the fair value of the contingent consideration derivative liability, determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration, was $9.3 million (December 31, 2022 – $8.3 million). During the three months ended March 31, 2023, the Company recognized a loss of $1.1 million (2022 – $1.0 million) on revaluation of the derivative liability in other (expense) income.
10.    DEFERRED REVENUE
In March 2023, the Company entered into a gold sale prepay arrangement (the “Gold Prepay”) with a syndicate of its existing lenders whereby the Company received a cash payment of $139.5 million in exchange for delivering 3,605 ounces of gold per month from October 2024 through July 2026 for a total of 79,310 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Company can increase total proceeds to $150 million through execution of an additional gold prepay on or prior to June 30, 2023.
The Gold Prepay has been accounted for as a contract in the scope of IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayment has been recognized as deferred revenue in the condensed consolidated interim statement of financial position and will be recognized as revenue in the consolidated statement of income (loss) when deliveries are made.
Of the $139.5 million cash prepayment, $89.5 million was made on a fixed price basis of $2,170 per ounce.
The remaining $50.0 million prepayment was made on the basis of $2,170 per ounce but, if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce, the Company will receive or pay in cash the difference between the spot price and $2,170 per ounce, with a corresponding adjustment to revenue when the gold is delivered. Concurrently with the execution of the Gold Prepay, the Company entered into a financial swap agreement which fixes the gold price relating to the $50.0 million prepayment at $2,170 per ounce. The financial swap is measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense (note 9(b)(i)).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    OTHER NON-CURRENT LIABILITIES

	March 31, 2023	December 31, 2022
Provision for legal matters	$9,634	$9,197
Lease liabilities(a)	21,642	14,079
Cash-settled share-based payments	2,046	1,479
Other liabilities	18,922	13,772
	$52,244	$38,527
(a) Lease liabilities
In January 2023, the Company entered into lease agreements for the use of mining maintenance and operational equipment at the RDM Mine in Brazil. In connection with these leases, the Company recognized additions of $18.0 million to right-of-use assets with a corresponding increase of $8.2 million to current lease liabilities, included in other current liabilities, and $9.8 million to non-current lease liabilities. In accordance with the terms of these leases, the Company will make fixed monthly payments of $0.8 million over the 24-month terms ending in January 2025.
12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
On November 21, 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100 million (the “Offered Shares”). Concurrently, the Company entered into an equity distribution agreement providing for an at-the-market equity offering program (the “ATM Program”) pursuant to which the Company may sell the Offered Shares through or to the agents at prices to be determined based on market conditions at the time of sale. The ATM Program is effective until December 21, 2024 unless terminated earlier by the Company in accordance with the Equity Distribution Agreement.
During the three months ended March 31, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. Transaction costs incurred of $0.3 million are presented as a reduction to share capital.
In addition to the common shares issued under the ATM Program, the Company issued 0.6 million common shares during the three months ended March 31, 2023 on exercise of warrants and stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) (2022 – 1.9 million). The average exercise price of warrants and stock options exercised during the three months ended March 31, 2023 were C$5.30 and C$7.82, respectively (2022 – C$10.42 and C$9.90, respectively).
(b)Share-based compensation plans
Equity-settled RSUs and pRSUs
During the three months ended March 31, 2023, the Company granted 1.6 million RSUs and 0.5 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $3.97. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
Share-based compensation expense related to the RSUs, based on the grant date fair value, is recognized over the vesting period with the cumulative amount recognized adjusted to reflect the number of RSUs expected to vest at each reporting date. Share-based compensation expense related to the pRSUs that vest based on market conditions is recognized over the three-year vesting period based on the grant date fair value of the award.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)    Share-based compensation plans (continued)
Cash-settled RSUs and pRSUs
During the three months ended March 31, 2023, the Company granted 0.9 million cash-settled RSUs and 0.03 million cash-settled pRSUs to certain employees with a weighted average grant date fair value of $4.01. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company’s common shares and the number of RSUs and pRSUs expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.
RSUs granted subsequent to March 31, 2023
Subsequent to March 31, 2023, the Company approved grants of 1.9 million RSUs to officers and employees and 0.7 million cash-settled RSUs to certain employees. The RSUs granted vest on December 31, 2025 and are subject to a multiplier of 25% of the number of units granted based on the achievement of certain non-market conditions, including gold production and cost targets.
13.    OPERATING EXPENSE
Operating expense during the three months ended March 31, 2023 and 2022 consists of the following expenses by nature:

	2023	2022
Raw materials and consumables	$79,250	$65,277
Salaries and employee benefits(1)	34,252	31,114
Contractors	48,653	35,340
Repairs and maintenance	15,796	12,752
Site administration	23,259	20,771
Royalties	5,101	4,569
	206,311	169,823
Change in inventories	(34,120)	(17,473)
Total operating expense	$172,191	$152,350
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three months ended March 31, 2023 including amounts recognized within care and maintenance expense, exploration expense and general and administrative expense was $40.3 million (2022 – $35.4 million).
14.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three months ended March 31, 2023 and 2022 consists of the following expenses by nature:

	2023	2022
Salaries and benefits	$5,071	$3,624
Share-based compensation	1,924	1,269
Professional fees	567	3,452
Office and other expenses	2,344	3,196
Depreciation	37	289
Total general and administration expense	$9,943	$11,830

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    OTHER INCOME (EXPENSE)
Other income (expense) during the three months ended March 31, 2023 and 2022 consists of the following:

	2023	2022
Change in fair value of foreign exchange contracts (note 9(a)(ii))	$18,492	$18,135
Change in fair value of gold contracts (note 9(b)(i))	(4,962)	(6,771)
Change in fair value of warrants (notes 9(a)(i) and 9(b))	(3,726)	(18,676)
Gain on sale of partial interest and reclassification of investment in i-80 Gold (notes 3(b) and 6(a))	34,467	—
Loss on modification of revolving credit facility (note 8(a))	(4,349)	—
Loss on disposals and write-downs of plant and equipment	(99)	(410)
Foreign exchange loss	(1,895)	(12,042)
Other (expense) income	(6,067)	766
Total other income (expense)	$31,861	$(18,998)
16.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three months ended March 31, 2023 and 2022 were as follows:

	2023			2022
	Weighted average shares outstanding	Net income (loss)	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	311,563,097	$17,403	$0.06	302,227,870	$(19,779)	$(0.07)
Dilutive RSUs and pRSUs	3,233,961	—		—	—
Dilutive warrants	32,707	(72)		—	—
Dilutive Convertible Notes	26,603,030	1,283		—	—
Dilutive stock options	182,331	—		—	—
Diluted EPS	341,615,126	$18,614	$0.05	302,227,870	$(19,779)	$(0.07)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Three months ended March 31, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other operating expenses	Income (loss) from operations
Mesquite	$31,414	$(24,488)	$(6,538)	$—	$—	$388
Castle Mountain	8,563	(5,551)	(903)	(233)	—	1,876
Los Filos	75,049	(59,929)	(14,052)	(160)	—	908
Aurizona	50,479	(31,814)	(9,756)	(338)	—	8,571
Fazenda	30,097	(18,411)	(9,108)	(366)	—	2,212
RDM	11,485	(9,437)	(1,781)	—	(1,107)	(840)
Santa Luz	27,003	(22,561)	(5,300)	(447)	—	(1,305)
Greenstone	—	—	—	(226)	—	(226)
Corporate	—	—	—	(6)	(9,943)	(9,949)
	$234,090	$(172,191)	$(47,438)	$(1,776)	$(11,050)	$1,635

Three months ended March 31, 2022
Mesquite	$31,681	$(23,802)	$(5,421)	$—	$—	$2,458
Castle Mountain	9,877	(4,763)	(819)	—	—	4,295
Los Filos	71,472	(62,760)	(11,233)	(89)	—	(2,610)
Mercedes(1)	23,907	(12,306)	(751)	(649)	—	10,201
Aurizona	44,460	(22,567)	(10,881)	(412)	—	10,600
Fazenda	27,917	(13,913)	(11,415)	(237)	—	2,352
RDM	13,443	(11,788)	(1,796)	(832)	(373)	(1,346)
Santa Luz(2)	404	(451)	—	(560)	—	(607)
Greenstone	—	—	—	(362)	—	(362)
Corporate	—	—	—	(47)	(11,864)	(11,911)
	$223,161	$(152,350)	$(42,316)	$(3,188)	$(12,237)	$13,070
(1)The above segment information for the three months ended March 31, 2022 includes the results of Mercedes, which was sold on April 21, 2022.
(2)     The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Mesquite	$285,944	$280,420	$(64,285)	$(67,330)
Castle Mountain	300,912	290,604	(21,479)	(21,886)
Los Filos	1,143,296	1,119,403	(229,422)	(237,617)
Aurizona	338,567	335,839	(42,228)	(54,371)
Fazenda	103,904	106,945	(31,693)	(38,949)
RDM	162,639	146,043	(34,003)	(15,558)
Santa Luz	312,037	300,953	(24,068)	(22,971)
Greenstone	912,501	815,049	(175,454)	(173,665)
Corporate(1)	469,153	461,141	(1,019,897)	(872,270)
	$4,028,953	$3,856,397	$(1,642,529)	$(1,504,617)
(1)Corporate assets at March 31, 2023 includes the Company’s investment in Sandbox (December 31, 2022 – investments in i-80 Gold and Sandbox) (note 6).

	Capital Expenditures(1)
Three months ended March 31	2023	2022
Mesquite	$11,945	$2,824
Castle Mountain	1,479	9,008
Los Filos	6,636	19,111
Mercedes(2)	—	5,590
Aurizona	11,767	12,396
Fazenda	3,002	3,633
RDM	20,732	14,487
Santa Luz	82	20,609
Greenstone	98,717	41,079
Corporate	97	323
	$154,457	$129,060
(1)Includes accrued expenditures and non-cash additions.
(2)The above capital expenditures for the three months ended March 31, 2022 include capital expenditures at Mercedes, which was sold on April 21, 2022.
18.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three months ended March 31, 2023 and 2022 were as follows:

	2023	2022
Decrease in trade and other receivables	$1,916	$1,680
Increase in inventories	(39,474)	(17,473)
Decrease in prepaid expenses and other current assets	7,505	4,685
Decrease in accounts payable and accrued liabilities	(22,423)	(38,706)
Increase in other current liabilities	507	—
Changes in non-cash working capital	$(51,969)	$(49,814)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At March 31, 2023	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities(1)	$133,908	$—	$—	$133,908
Derivative assets(2)	—	21,663	—	21,663
Other financial assets(1)	—	—	2,295	2,295
Derivative liabilities(2)	—	(10,035)	(9,349)	(19,384)
Net financial assets (liabilities)	$133,908	$11,628	$(7,054)	$138,482

At December 31, 2022
Marketable securities(1)	$36,867	$—	$—	$36,867
Derivative assets(2)	—	36,743	—	36,743
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(2,425)	(8,280)	(10,705)
Net financial assets (liabilities)	$36,867	$34,318	$(5,986)	$65,199
(1)Marketable securities and other financial assets are principally measured at FVOCI.
(2)Includes current and non-current derivatives (note 9).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s investments in Equinox Gold warrant liability and i-80 Gold warrant liability (December 31, 2022 – investments in Solaris warrants and Equinox Gold warrant liability) are determined using the Black-Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates, and the fair values of the Company’s gold contracts at March 31, 2023 are based on forward metal prices.
(5)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2023.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At March 31, 2023 and December 31, 2022, the carrying amounts of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities and other current financial liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		March 31, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$17,574	$17,574	$20,965	$20,965
Revolving Facility(2)	2	563,850	574,856	560,788	582,118
Convertible Notes(3)	2	268,831	316,027	267,236	281,381
(1)The fair values of non-current receivables from sales of the Company’s non-core assets (note 7) are calculated as the present value of expected future cash flows based on expected amounts and timing of the future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Revolving Facility (note 8(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the 2019 and 2020 Convertible Notes (note 8(b)) at March 31, 2023 represents the fair value of the debt component of $261.9 million (December 31, 2022 – $264.9 million) and the fair value of the equity component of $54.2 million (December 31, 2022 – $16.5 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.